FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 12, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                            GlaxoSmithKline plc
                                                                   (Registrant)

Date: November 12, 2002                                   By: LORRAINE DAY
                                                             ------------------
                                                             Lorraine Day
                                                Authorised Signatory for and on
                                                  behalf of GlaxoSmithKline plc

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For immediate release
8 November 2002

GlaxoSmithKline PLC

GSK Share Repurchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 790,000 of its ordinary shares on 8 November 2002 at a price of 1263.06p per share.

END

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For immediate release
11 November 2002

GlaxoSmithKline PLC

GSK Share Repurchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 800,000 of its ordinary shares on 11 November 2002 at a price of 1226.31p per share.

END

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                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

8 November 2002                The  Administrators  of  the  GlaxoSmithKline US
                               Retirement Savings Plan ("the Plan") notified
                               GlaxoSmithKline plc on 11 November  2002, that as
                               a result of movement in the fund on the 8
                               November 2002, the number of Ordinary Share ADRs
                               held by the fund had  decreased  from  18,183,090
                               to 18,181,432 at an average price of $39.75.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

12 November 2002

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


8 November 2002        The  Administrators  of the SmithKline  Beecham  Employee
                       Benefit  Trust ("the  Trust")  notified the Company on 12
                       November  2002  that  71,793  Ordinary  shares  had  been
                       transferred   from  the  Trust  to  participants  of  the
                       SmithKline Beecham 1991 Share Option Plan, 4 shares had been transferred from the Trust to a participant in the UK Bonus Investment Plan and 6,176 shares had been transferred from the Trust to a participant in the Annual Investment Plan.

                       The Trust also sold 1,747 ordinary shares in the Company at (pound)12.55 per share on behalf of a participant in the Annual Investment Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

12 November 2002